Exhibit 99(5)
FORM OF LETTER TO CLIENTS WHO ARE BENEFICIAL HOLDERS
CANARGO ENERGY CORPORATION
THE RIGHTS OFFERING SUBSCRIPTION PERIOD WILL EXPIRE AT • P.M., U.S. EASTERN TIME (• CET), ON •, 2008. UNLESS CANARGO ENERGY CORPORATION EXTENDS THE RIGHTS OFFERING (SUCH TIME AND DATE WITH RESPECT TO THE EXPIRATION OF THE RIGHTS OFFERING, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”). YOU SHOULD RESPOND ON A TIMELY BASIS TO ENSURE THAT WE ARE ABLE TO ACT PURSUANT TO YOUR INSTRUCTIONS. ACCORDINGLY, IF YOU ELECT TO EXERCISE YOUR RIGHTS, PLEASE ENSURE THAT ALL REQUIRED FORMS AND PAYMENTS ARE ACTUALLY RECEIVED BY US PRIOR TO • P.M., U.S. EASTERN TIME (• CET), ON •, 2008 TO ENSURE THAT WE HAVE SUFFICIENT TIME TO DELIVER SUCH FORMS AND PAYMENTS TO THE U.S. SUBSCRIPTION AGENT BY THE EXPIRATION TIME.
To Our Clients:
     This letter is being provided to you in connection with the rights offering (the “Rights Offering”) by CanArgo Energy Corporation (“CanArgo”) of transferable rights to subscribe for and purchase shares of Common Stock (as defined below) (the “Rights”) distributed to all holders of record shares of CanArgo common stock, par value $0.10 per share (“Common Stock”), at • p.m., U.S. Eastern time (• CET), on •, 2008 (the “Record Date”). These materials are being forwarded to you as the beneficial owner of Common Stock as of • p.m., U.S. Eastern time (• CET) on the Record Date, carried by us in your account, but not registered in your name. The Common Stock is traded on the American Stock Exchange under the symbol “•” and on the Oslo Stock Exchange under the symbol “•”. The Rights, the Rights Offering and Common Stock are described in the accompanying prospectus (the “Prospectus”).
     In the Rights Offering, CanArgo is offering an aggregate of approximately • shares of Common Stock, as described in the Prospectus. As described in the Prospectus, you received one Right for each share of Common Stock owned at • p.m., U.S. Eastern time (• CET), on the Record Date. Each Right will allow you to subscribe for one (1) share of Common Stock at a subscription price of $0.10 per full share (the “Subscription Price”). You will not receive fractional shares of Common Stock or cash in lieu of fractional shares of Common Stock as a result of your exercise of Rights pursuant to the Rights Offering, but instead shares of Common Stock received upon the exercise of Rights will be rounded down to the nearest whole number.
     THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.
     We have enclosed copies of the following documents for your use:
1.	The Prospectus;

2.	A Beneficial Owner Election Form; and

3.	Notice of Important Tax Information.

     We urge you to read these documents carefully before instructing us to exercise or sell your Rights. We will act on your behalf according to your instructions. To indicate your decision with respect to your Rights, you should complete and return to us the form entitled “Beneficial Owner Election Form.” Once you have exercised your Rights, such exercise may not be revoked.
     Your instructions to us should be timely forwarded in order to permit us to exercise or sell your Rights on your behalf in accordance with the provisions of the Rights Offering.
     None of the Rights held by us for your account will be exercised or sold unless we receive written instructions from you to do so.

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